■     EXHIBIT 99.1

ADDITION OF AN AFFILIATED COMPANY

1.	Company to be affiliated of

-	Company Name	:	Dongwoosa
-	Total Assets (KRW)	:	33,692 Million
-	Equity Capital (KRW)	:	17,163 Million
-	Total Liabilities (KRW)	:	16,528 Million
-	Common stock (KRW)	:	2,500 Million
-	Major business	:	Leasing & Management of real estate

2.	Name of company group: POSCO

3.	Reasons for addition : Increases in paid-in capital

4.	Total number of affiliated companies:

-	Before additional affiliation	:	49
-	After additional affiliation	:	50

5.	Date when addition is confirmed : May 27, 2005